SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Number 1-9327

                           NOTIFICATION OF LATE FILING

|X| Form 10-K          |_| Form 11-K         |_| Form 20-F         |_| Form 10-Q
|_| Form N-SAR

      For Period Ended: December 31, 2005

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR


      For the Transition Period Ended: _______________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                         Universal Detection Technology
Former name if applicable:
Address of principal executive office:           9595 Wilshire Blvd., Suite 700
City, state and zip code:                        Beverly Hills, California 90212


                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

         |    (a)    The reasons  described in  reasonable detail in Part III of
         |           this  form  could  not  be  eliminated without unreasonable
         |           effort or expense;
         |    (b)    The subject  annual report,  semi-annual report, transition
         |           report  on  Form 10-K, 20-F, 11-K  or Form 10-Q, or portion
         |           thereof  will  be  filed on or before the 15th calendar day
|X|      |           following the prescribed due date; or the subject quarterly
         |           report  or  transition  report  on  Form  10-Q,  or portion
         |           thereof  will  be filed on or before the fifth calendar day
         |           following the prescribed due date; and
         |    (c)    The  accountant's  statement  or  other exhibit required by
         |           Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Jacques Tizabi                       (310)                  248-3655
      (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the year ended December 31, 2004, the registrant had revenues of approximately $25,000 and a net loss of approximately $(5,752,732). For the year ended December 31, 2005, the registrant currently estimates that it had revenues of approximately $0 and a net loss of approximately $(3,377,907). The decrease in net loss is attributable primarily to decreased operational expenses in connection with marketing activities, consulting services and capital raising activities. Results for the year ended December 31, 2005 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                         Universal Detection Technology
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2006                     By: /s/ Jacques Tizabi
                                             ------------------
                                             Jacques Tizabi
                                             President, Chief Executive Officer,
                                             Acting Chief Financial Officer